EXHIBIT 99.5
CONSENT OF INDEPENDENT ACCOUNTANTS
     We hereby consent to the inclusion in this Form 6-K of Barrick Gold Corporation (“Barrick”), and to the incorporation by reference into the Registration Statement on Form F-9 and Form F-3 of Barrick, Barrick North America Finance LLC and Barrick Gold Financeco LLC (File Nos. 333-151327, 333-151327-02 and 333-151327-01), of our report dated February 19, 2009 to the shareholders of Barrick on the consolidated balance sheets of Barrick as at December 31, 2008 and December 31, 2007 and the consolidated statements of income, cash flow, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2008 prepared in accordance with US generally accepted accounting principles.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 19, 2009